Exhibit 99.8
Consent of Independent Registered Public Accounting Firm
We consent to the use in this Annual Report (Form 40-F) of Paramount Resources Ltd. of our reports dated March 16, 2007 with respect to a) the consolidated financial statements of Paramount Resources Ltd. for the year ended December 31, 2006, and b) management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Paramount Resources Ltd., and to the incorporation by reference of the above-mentioned reports in the Registration Statement (Form F-10 No. 333-121260) of Paramount Resources Ltd. and in the related Prospectus.
/s/ Ernst & Young LLP
Chartered Accountants
Calgary, Alberta
March 20, 2007